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                              October 16, 2020

       Richard M. Maurer
       President
       Netfin Holdco
       9 Raffles Place, #23-04 Republic Plaza
       Singapore 048619

                                                        Re: Netfin Holdco
                                                            Amendment No. 1 to
Registration Statement on Form F-4
                                                            Filed October 1,
2020
                                                            File No. 333-248486

       Dear Mr. Maurer:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       References to our prior comments refer to our letter dated September 25, 2020.

       Amendment no. 1 to Form F-4 filed on October 1, 2020

       Comparative Per Share Data, page 26

   1. We note your response to prior comment 11. As previously requested, disclose the equivalent per share
data of the company being acquired, i.e. Fintech, pursuant to Part I
                                                        Item 3(f) of Form F-4.
With respect to the proxy statement, refer to Item 14(b)(10) of
                                                        Schedule 14A.
       Unaudited Pro Forma Condensed Combined Financial Position
       Anticipated Accounting Treatment, page 126

   2. We note your response to comment 23 however you continue to refer to Fintech as
                                                        "Target." To avoid
confusion, revise your disclosure as previously requested including the first paragraph on
page 126 and the last paragraph on page 128.
 Richard M. Maurer
Netfin Holdco
October 16, 2020
Page 2
1. Basis of Presentation, page 131

3. We note your response to prior comment 26. Please clarify your disclosures on page 129, and elsewhere throughout the filing, that the "Transaction" will be accounted for as a reverse merger recapitalization, so that the disclosures are consistent with your accounting treatment disclosures on page 22.
Description of Holdco   s Securities, page 151

4. We note your response to prior comment 31 regarding the differences between the corporate law of the Cayman Islands and Delaware. In light of the of Netfin shareholders becoming Holdco shareholders as the result of the SPAC merger, please describe any material differences between the corporate governance between Holdco and Netfin that do not relate to the elimination of the SPAC-related provisions and other Charter Proposals.
Statement of Comprehensive Income -- Year ended 29 February 2020, page F-21

5. We note your response to prior comment 32. We also note your disclosures on page 35 where you describe a risk factor related to external third-parties that provide services to support your trading platform, such as cloud-computing and data storage services, internet network services, information-security protection services and add-on search and screening services. Please confirm that you have classified in the "cost of revenues" line item all costs paid to external third-parties that provide services to support your trading platform. If not, please explain why.
Note 3. Significant Accounting Policies
Revenues
License Fees, page F-31

6. We note your response to comment 33. Your current disclosures on page F-42 refer to license fee credits which suggests that a portion of license fee revenue is refundable.
FirstName LastNameRichard M. Maurer
       Please revise your disclosures here and on page F-42 to clarify, if true, that at contract
Comapany    NameNetfin
       inception,         Holdco
                  you collect both a non-refundable license fee and a separate advance payment
Octoberof16,
          platform  service
             2020 Page   2 fees that customers can use to offset future
payments of platform fees.
FirstName LastName
 Richard M. Maurer
FirstName LastNameRichard M. Maurer
Netfin Holdco
Comapany
October 16,NameNetfin
            2020      Holdco
October
Page 3 16, 2020 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Elliott Smith, Esq.